Exhibit 8.1

Subidiary	Jurisdiction of Incorporation	Principal Activity

Atuel Fideicomisos S.A. and subsidiary	Republic of Argentina	Trust services

Francés Valores Sociedad de Bolsa S.A.	Republic of Argentina	Stock exchange brokerage

Consolidar Cía. de Seguros de Retiro S.A.	Republic of Argentina	Insurance

Consolidar Seguros de Vida S.A.	Republic of Argentina	Insurance

Consolidar AFJP S.A.	Republic of Argentina	Pension and Retirement Fund Administrators

PSA Compañía Financiera S.A.	Republic of Argentina	Financial Institution

Rombo Compañía Financiera S.A.	Republic of Argentina	Financial Institution

Consolidar ART S.A.	Republic of Argentina	Workers Compensation Insurance

BBVA Consolidar Seguros S.A.	Republic of Argentina	Insurance Company

Assurex S.A.	Republic of Argentina	Insurance Broker